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Titan Medical Reports Financial Results for Fiscal Year Ended December 31, 2016

TORONTO, ON, March 21, 2017 - Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), today announced financial results for the fourth quarter and full year ended December 31, 2016. All financial results are reported in U.S. dollars, unless otherwise stated.

2016 and 2017 Year-to-date Highlights

•	Effective January 1, 2017, David J. McNally was appointed Chief Executive Officer of the Company, succeeding John Barker, and also was appointed as a Director of the Company.

•	Effective February 6, 2017, Perry Genova, PhD., was appointed Vice President of Research and Development.

•	On August 8, 2016, the Company announced that it exhibited its SPORT™ Surgical System at the World Robotics Gynecology Congress in New York, August 5th and 6th .

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On August 24, 2016 Titan announced that it had extended the rights granted to Longtai Medical Inc. to negotiate an exclusive distribution agreement. The parties then agreed to modify their previous three-month extension to monthly progress reviews.

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On September 6, 2016 Titan announced that Dr. Rafael Sanchez-Salas presented an overview of the SPORT Surgical System, at the 13th meeting of the European Association of Urology Robotic Urology Section in Milan Italy on September 14 - 16.

In addition to the above:

•	Effective August 31, 2016, Dennis Fowler, MD, Executive VP, Clinical and Regulatory Affairs, resigned from the Company.

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Effective October 4, 2016, John Hargrove resigned as Chief Executive Officer, Director Martin Bernholtz was appointed Chairman of the Board, and John Barker was appointed Interim Chief Executive Officer of the Company.

•	Effective January 9, 2017, Dr. Reiza Rayman, President, resigned from the Company. David J. McNally assumed the role of President of Titan Medical Inc.

David McNally, President and Chief Executive Officer, stated, “2016 was a year of extraordinary challenges and change for Titan Medical. However, the Company continued to gain surgeon support for its unique single-port robotic surgical system while proceeding with development. I am grateful to the board of directors for my appointment as President and CEO in January of 2017, and enthusiastic about our future. Already in 2017, we have strengthened the management team, expanded our world-class surgeon advisory board, renewed focus on streamlining the pathway to commercialization, and established meaningful product development milestones and timelines. The successful capital raises of 2016, followed by that which we announced last Thursday March 16th, set the stage for the Company to proceed toward the goal of capitalizing on the multi-billion dollar global surgical robotics market opportunity.”

Mr. McNally continued, “During 2017, our team will remain focused on executing design engineering and pre-clinical validation work in preparation for our planned regulatory filings in 2018. We continue to aim for FDA 510(k) application and CE Mark submission by the end of 2018. We have updated our milestones accordingly, and we look forward to communicating our progress to our shareholders on an ongoing basis. In addition, we will be seeking additional capital in order to fully realize the potential of the Company and maximize the opportunity to build shareholder value.”

For the fourth quarter, Titan incurred $1,331,811 million in operating expenses, versus $834,456 during the prior year period, and a loss from operations prior to interest income and fair value reevaluation of warrants of $2,336,821 million versus $13,840,124 during the fourth quarter of 2015. Net and comprehensive loss for the fourth quarter was $2,008,365, or $0.01 per share as compared with $13,136,604 or $0.12 per share during the fourth quarter of 2015.

For the full year, Titan incurred operating expenses of $27,805,093 million versus $42,644,794 million during 2015. Research and development expenses for the full year were $22,577,885 compared to $38,213,332 for the year ended December 31, 2015. Net and comprehensive loss for 2016 was $23,323,496 compared to a net and comprehensive loss of $41,413,281 for 2015.

The Company completed 2016 with cash, cash equivalents and short-term investments of $4,339,911. On March 17, 2017, the Company announced the closing of an equity raise netting $5.1 million.

The audited financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2016 may be viewed on SEDAR at www.sedar.com.

Management led by David McNally, President & CEO, will host a conference call to discuss these results and recent corporate developments at 4:30 PM ET on March 23rd. Investors within Canada and the United States interested in participating are invited to call 800-274-0251. All other international participants can use the dial-in number +1 416-642-5209.  During the call management, will offer remarks and take live questions from analysts and professional investors. Others are encouraged to submit questions prior to or during the call to aprior@evcgroup.com.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in Canada and the United States can call 888-203-1112 and reference the Replay Access Code: 5784933. All callers outside Canada and the United States can dial +1 647-436-0148, using the same Replay Access Code. To access the webcast, please visit http://www.titanmedicalinc.com/and select ‘Investors.’

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals, the anticipated Closing Date and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION

Amanda Prior
Aprior@evcgroup.com

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800